Prestige Wealth Inc.

February 10, 2023

Via EDGAR

Mr. David Gessert

Ms. Susan Block

Division of Corporation Finance

Office of Financial Services

U.S. Securities and Exchange Commission

Re:	Prestige Wealth Inc.

Amendment No. 1 to Registration Statement on Form F-1

Filed December 2, 2022

File No. 333-267999

Dear Mr. Gessert and Ms. Block:

This letter is in response to the letter dated December 19, 2022, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Prestige Wealth Inc. (the “Company”, “we”, or “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. Amendment No. 2 to the registration statement on Form F-1 (“Amendment No. 2 to the Registration Statement”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1 filed December 2, 2022

General

1. We note that your response to prior comment 1 was conclusory in nature and did not sufficiently address the questions raised. Please provide a detailed legal analysis regarding whether (A) the Company and (B) each of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(A) of the Investment Company Act of 1940 (“Investment Company Act”). In your response, please address the Company and each subsidiary separately and please also address in detail, for each such entity, each of the factors outlined in Tonapah Mining Company of Nevada, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

Response:

Section 3(a)(1)(A) of the Investment Company Act of 1940 defines “investment company” as any issuer which “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities.” In determining whether an issuer is “primarily engaged” in the investment company business for purposes of Section 3(a)(1)(A), the courts, the Securities and Exchange Commission (“SEC”) and the SEC Staff have considered the following five factors: (1) the issuer’s historic development; (2) the issuer’s public representation of policy; (3) the activities of the issuer’s officers and directors; (4) the source of the issuer’s present income; and (5) the nature of the issuer’s present assets. See In the Matter of Tonopah Mining Co. of Nevada (Investment Company Act Release No. 1084 (July 22, 1947) (“Tonopah”). Historically, the courts, the SEC and the SEC staff emphasized the last two of these factors (e.g., the nature of an issuer’s assets and the sources of its income). However, in SEC v. National Presto Industries, Inc., 486 F.3d 305, 315 (7th Cir. 2007) (“National Presto”), the United States Court of Appeals for the Seventh Circuit held that “what principally matters is the beliefs the company is likely to induce in investors. Will its portfolio and activities lead investors to treat a firm as an investment vehicle or as an operating enterprise?” Therefore, based on National Presto, it now appears that the first three Tonopah factors are of equal or greater importance than the last two factors.

A.	The Company

1. Historic Development – The Company is a Cayman Islands limited liability company incorporated on October 25, 2018. Since inception, the Company has provided asset management and wealth management services to high net worth individuals through its direct and indirect, wholly-owned subsidiaries. Specifically, the Company provides wealth management services through its direct, wholly-owned subsidiary, Prestige Private Wealth Management Limited (“PPWM”). PPWM, in turn provides such services through its two direct, wholly-owned subsidiaries, Prestige Wealth Management Limited (“PWM”) and Prestige Wealth America Inc. (“PWAI”) (“PPWM, PWM and PWAI are referred to, collectively, as the “Wealth Management Subsidiaries”).

The Company provides asset management services through its direct, wholly-owned subsidiary Prestige Asset International Inc. (“PAI”) PAI, in turn, provides such services through its three direct, wholly-owned subsidiaries Prestige Asset Management Limited (“PAM”), Prestige Global Capital Inc. (“PGCI”) and Prestige Global Asset Management Limited (“PGAM”) (PAI, PAM, PGCI and PGAM are referred to, collectively, as the “Asset Management Subsidiaries”). A more detailed description of the wealth management and asset management services that the Company provides through the Wealth Management Subsidiaries and the Asset Management Subsidiaries, respectively, is set forth below.

2. Public Representations — The Company has represented to the public since inception that is a holding company engaged in the business of providing wealth management services through its Wealth Management Subsidiaries and Asset Management Services through its Asset Management Subsidiaries.

3. Officers and Directors –The Company’s officers and directors devote substantially all of their time overseeing the provision of wealth management and asset management services to clients through the Wealth Management Subsidiaries and Asset Management Subsidiaries.

4. Sources of Income – As of December 31, 2022, substantially all of the Company’s net income for the preceding four fiscal quarters combined was derived from the revenues of its Wealth Management Subsidiaries and Asset Management Subsidiaries. While this income, arguably, was derived from “securities” for Section 3(a)(1)(A) purposes, it was not derived from investment securities under Section 3(a)(1)(C) or from securities under Rule 3a-1. This is because the company actively engaged in non-investment company businesses (wealth management and asset management) through the Wealth Management Subsidiaries and the Asset Management Subsidiaries.

5. Nature of Assets – Finally, as of December 31, 2022, the Company’s total unconsolidated assets were comprised substantially of investments in PPWML and PAI, the Company’s two wholly-owned subsidiaries. While these assets, arguably, may be deemed securities for Section 3(a)(1)(A) purposes, they are not investment securities under Section 3(a)(1)(C) or securities under Rule 3a-1. This is because the Company actively engages in non-investment company businesses (wealth management and asset management) through these and the other Wealth Management Subsidiaries and Asset Management Subsidiaries.

Based on the foregoing, we respectfully submit that the company is not engaged primarily in the investment company business under Section 3(a)(1)(A). Rather, it is primarily engaged in providing wealth management services and assert management services to high net worth individuals through its Wealth Management and Asset Management Subsidiaries. The sources of its income and the nature of its assets do not alter this conclusion.

B.	PPWM

1. Historic Development – PPWM is a British Virgin Islands company incorporated on May 23, 2014. Since its inception, PPWM has engaged in wealth management business itself and provides the wealth management related services through its two wholly-owned subsidiaries PWM and PWAI, particularly PWM. These services are discussed in more detail below. However, in general, PWM and PWAI refer high net worth individuals to insurance brokers who sell non-securities-based insurance products, and provide related administrative services.

2. Public Representations — PPWM has represented to the public since inception that it provides wealth management services to high net worth individuals through its two wholly-owned subsidiaries PWM and PWAI.

3. Officers and Directors – PPWM’s officers and directors devote substantially all of their time to overseeing the wealth management services as well as its two wholly-owned subsidiaries PWM and PWAI.

4. Sources of Income – As of December 31, 2022, all of PPWM’s net income for the preceding four fiscal quarters combined was derived from referral fees for providing wealth management services, and the related services were provided by its two wholly-owned subsidiaries. While this income, arguably, is derived from securities for purposes of Section 3(a)(1)(A), it is not treated as such for purposes of the 45% Income Test under Rule 3a-1. This is because PPWM engages in wealth management business itself and provides the wealth management related services through the two wholly-owned subsidiaries, PWM and PWAI, particularly PWM. For this reason, this Tonopah factor should not be counted against PPWM in determining its status under Section 3(a)(1)(A).

5. Nature of Assets – As of December 31, 2022, all of PPWM’s assets consisted of cash, cash equivalents, accounts receivables, contract assets, amounts due from related parties, prepaid expenses and other assets that are not securities. While these assets, arguably, are “securities” under Section 3(a)(1)(A), they are not “investment securities” for purposes of Section 3(a)(1)(C) or securities for purposes of Rule 3a-1. This is because PPWM engages wealth management business itself and provides the wealth management related services through these subsidiaries, PWM and PWAI, particularly PWM. For this reason, this Tonopah factor also should not be counted against PPWM in determining its status under Section 3(a)(1)(A) of the 1940 Act.

Based on the foregoing, we respectfully submit that PPWM is not engaged primarily in the investment company business under Section 3(a)(1)(A) of the 1940 Act. Rather, it is primarily engaged directly and through its two wholly-owned subsidiaries (PWM and PWAI) in the provision of wealth management services to high net worth individuals. The nature of its assets and the sources of its income do not alter this conclusion.

C.	PAI

1. Historic Development –PAI is a British Virgin Islands company incorporated on December 4, 2015. Since inception, PAI has provided asset management services outside the U.S. to funds and high net worth individuals who are non-U.S. persons through its three wholly-owned subsidiaries (PAM, PGAM and PGCI). A more detailed discussion of the specific asset management services that each wholly-owned subsidiary provides is set forth below.

2. Public Representations — PAI has represented itself to the public since inception as providing asset management services outside the U.S. to funds and high net worth individuals who are non-U.S. persons through its three wholly-owned subsidiaries.

3. Officers and Directors – PAI’s officers and directors spend substantially all of their time overseeing the asset management services that PAI provides through its wholly-owned subsidiaries.

4. Sources of Income – As of December 31, 2022, all of PAI’s net income for the preceding four fiscal quarters combined was derived from the revenue of its three wholly-owned subsidiaries. While this income, arguable, is derived from securities for purposes of Section 3(a)(1)(A), it is not treated as such for purposes of the 45% Income Test under Rule 3a-1. This is because PAI engages in the asset management business through its wholly-owned subsidiaries.

5. Nature of Assets – As of December 31, 2022, all of PAI’s assets consisted of investments in its wholly-owned subsidiaries. While these assets, arguably, are “securities” under Section 3(a)(1)(A), they are not “investment securities” for purposes of Section 3(a)(1)(C) or securities for purposes of Rule 3a-1. This is because PAI engages in the asset management business through these subsidiaries.

Based on the foregoing, we respectfully submit that PAI is not engaged primarily in the investment company business under Section 3(a)(1)(A) of the 1940 Act. Rather, it primarily engages, directly and through its three wholly-owned subsidiaries (PAM, PGAM and PGCI), in the business of providing asset management services outside of the U.S. to high net worth individuals who are non-U.S. persons. The nature of its assets and the sources of its income do not alter this conclusion.

D.	PWM

1. Historic Development – PWM is a Hong Kong company incorporated on January 26, 2015. Since inception, PWM has provided wealth management services outside the U.S. to high-net-worth individuals who are non-U.S. persons. These services include referring foreign high net worth individuals to insurance brokers who sell insurance products that are not securities (e.g., term life insurance, critical illness insurance and high-end medical insurance), as well as providing related administrative services.

2. Public Representations — Since inception, PWM has represented itself to the public as a firm that provides wealth management services. Specifically, a firm that refers prospective policy holders to insurance brokers by providing related services to its holding company PPWM.

3. Officers and Directors – PWM’s officers and directors devote substantially all of their time to overseeing and providing PWM’s wealth management services.

4. Sources of Income – As of December 31, 2022, all of PWM’s income for the preceding four fiscal quarters combined was derived from services revenues for providing wealth management related services to its holding company PPWM. No income was derived from securities.

5. Nature of Assets – As of December 31, 2022, 100% of PWM’s assets were comprised of cash, cash equivalents, amounts due from related parties, prepaid expenses and other assets that are not securities. No portion of its assets were comprised of securities.

Based on the foregoing, we respectfully submit that PWM is not engaged primarily in the investment company business under Section 3(a)(1)(A) of the 1940 Act. Rather, it is primarily engaged directly in the provision of wealth management services outside the U.S. to high net worth individuals.

E.	PWAI

1. Historic Development – PWAI is a California corporation incorporated on February 15, 2022. It is also a licensed insurance agent in the State of California. Since inception, PWAI has sought to provide wealth management services in the U.S. to high net worth individuals, such as referring high net worth individuals to insurance brokers who sell insurance products that are not securities (e.g., life insurance). However, PWAI has not realized any income to date. PWAI also holds a license issued by the California Department of Insurance, effective May 9, 2022, whereby PWAI is authorized as a licensed Resident Insurance Producer to act as a life insurance agent.

2. Public Representations — PWAI has represented itself to the public since inception as a firm that provides wealth management services, and specifically, as a firm that refers prospective policy holders to insurance brokers and holds itself out as a licensed Resident Insurance Producer with a focus on life insurance.

3. Officers and Directors – PWAI’s officers and directors devote substantially all of their time to overseeing and providing PWAI’s wealth management services.

4. Sources of Income – As of December 31, 2022, PWAI has not have any income for the preceding four fiscal quarters combined. No income was derived from securities.

5. Nature of Assets – As of December 31, 2022, 100% of PWAI’s assets were comprised of cash, cash equivalents and amounts due from related parties. No portion of its assets was comprised of securities.

Based on the foregoing, we respectfully submit that PWAI is not engaged primarily in the investment company business under Section 3(a)(1)(A) of the 1940 Act. Rather, it is directly engaged primarily in the provision of wealth management services in the U.S. to high net worth individuals.

F.	PAM

1. Historic Development – PAM is a Hong Kong company incorporated on December 14, 2015. PAM serves as investment adviser to PGA, a foreign fund of hedge funds offered and sold outside the U.S. solely to high net worth individuals who are non-U.S. persons. In addition, PAM provides discretionary account management services outside the U.S. to high net worth individuals who are non-U.S. person. Additionally, PAM provided asset management related advisory services by acting as ongoing advisor to non-U.S. enterprise clients outside the U.S.

2. Public Representations — PAM has represented itself to the public since inception as a firm that provides asset management services outside the U.S. to funds and high net worth individuals who are non-U.S. persons.

3. Officers and Directors – PAM’s officers and directors devote substantially all of their time to serving as PGA’s investment adviser and to providing discretionary account management services outside the U.S. to high net worth individuals who are non-U.S. persons, and providing asset management related advisory services by acting as ongoing advisor to non-U.S. enterprise clients outside the U.S.

4. Sources of Income – PAM’s income is derived from fees received for providing asset management services as investment adviser to PGA and its other clients. As of December 31, 2022, PAM did not derive any income from securities for the preceding four fiscal quarters combined.

5. Nature of Assets – As of December 31, 2022, PAM’s assets consisted solely of cash and cash equivalents, accounts receivable, amounts due from related parties, income tax receivable that are not securities.

Based on the foregoing, we respectfully submit that PGAM is not engaged primarily in the investment company business under Section 3(a)(1)(A) of the 1940 Act. Rather, it is primarily engaged directly in the business of providing asset management services outside of the U.S. to high net worth individuals who are non-U.S. persons.

G.	PGAM

1. Historic Development – PGAM is a Cayman Island company incorporated on June 8, 2016. Since inception, PGAM has served as the investment manager to PGA, a foreign fund of hedge funds offered and sold exclusively outside of the U.S. to high net worth individuals who are non-U.S. persons. PGAM served as investment manager to PCM1 prior to PCM1’s discontinuation of operations in February 2021. PCM1 is also a foreign fund offered and sold exclusively outside of the U.S. to high net worth individuals who are non-U.S. persons. PGAM also provided management services to HYB-A, a foreign fund offered and sold exclusively outside of the U.S. to high net worth individuals who are non-U.S. persons.

2. Public Representations — Since inception, PGAM has represented itself to the public as an asset management firm. Specifically, as a firm that provides asset management services outside the U.S. to foreign funds and high net worth individuals who are non-U.S. persons.

3. Officers and Directors – PGAM’s officers and directors devote substantially all of their time to serving as investment manager to PGA, PCM1 and HYB-A.

4. Sources of Income – PGAM’s income is derived from fees received for providing asset management services to PGA and, PCM1 and HYB-A.As of December 31, 2022, no income for the preceding four fiscal quarters combined was derived from securities.

5. Nature of Assets – As of December 31, 2022, PGAM’s assets consisted solely of cash and cash equivalents, accounts receivable, amounts due from related parties, prepaid expenses and other assets that are not securities.

Based on the foregoing, we respectfully submit that PGAM is not engaged primarily in the investment company business under Section 3(a)(1)(A) of the 1940 Act. Rather, it is primarily engaged directly in the business of providing asset management services outside the U.S. to PGA and high net worth individuals who are non-U.S. persons.

H.	PGCI

1. Historic Development –PGCI is a Cayman Islands company formed on November 3, 2020 to serve as general partner of PCM1, a foreign fund offered exclusively outside the U.S. to non-U.S. persons. PCM1 discontinued operations in February 2021, and, therefore, PGCI has not formally conducted any business operations since then.

2. Public Representations — Since inception, PGCI has represented itself to the public outside the U.S. as a general partner, in general, and as general partner of PCM1 in particular.

3. Officers and Directors – PGCI’s officers and directors devoted substantially all of their time prior to December 31, 2022, to serving as PCM1’s general partner. Since, cessation of PCM1’s operations on in February 2021, PGCI officers and directors have devoted substantially all of their time to overseeing PGCI’s asset management business.

4. Sources of Income – PGCI currently has no income sources. In addition, as of December 31, 2022, PGC had not received any income derived from securities for the preceding four fiscal quarters combined.

5. Nature of Assets – PGCI currently has not assets. Thus, it does not invest, reinvest or trade in any securities.

Based on the foregoing, we respectfully submit that PGCI is not engaged primarily in the investment company business under Section 3(a)(1)(A) of the 1940 Act. In fact, it is not primarily engaged in any business at this time. However, it is expected, at some point, that PGCI will resume its primary business of providing asset management services outside the U.S. to high net worth individuals who are non-U.S. persons.

2. Please provide detailed legal analysis regarding whether (A) the Company and (B) each of its subsidiaries meet the definition of an “investment company” under Section 3(a)(1)(C) of the Investment Company Act. In your response, please include, for the Company and each subsidiary, all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Please also provide unconsolidated financial statements for each such entity prepared as of the most recent available date. Finally, please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations with respect to each applicable entity.

Response:

Section 3(a)(1)(C) of the 1940 Act defines “investment company” as any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40% of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis. As relevant here, Section 3(a)(2) of the 1940 Act defines “investment securities” to include all securities other than securities issued by majority-owned subsidiaries which are not, themselves, investment companies, and are not relying on the exclusion from the definition of investment company in Section 3(c)(7) of the 1940 Act. Finally, Section 2(a)(24) of the 1940 Act defines “majority-owned subsidiary” of a person as a company 50% or more of the outstanding voting securities of which are owned by such person.

Notwithstanding the foregoing, Rule 3a-1 under the 1940 provides that an issuer will not be deemed an investment company under Section 3(a)(1)(C) if no more than 45% of the value of the issuer's total assets (exclusive of Government securities and cash items) consists of securities (the “45% Asset Test”). In addition, no more than 45% of the issuer’s net income after taxes for the last four fiscal quarters combined may be derived from securities (the “45% Income Test”). As relevant here, “securities” include all securities other than those issued by majority-owned subsidiaries of the issuer which are not investment companies and are not relying on the exclusion from the definition of investment company in Section 3(b)(3) or Section 3(c)(1) of the 1940 Act. The foregoing percentages must be determined on an unconsolidated basis, except that the issuer must “consolidate its financial statements with the financial statements of any wholly-owned subsidiaries.”

In addition, Section 3(b)(1) under the 1940 Act provides that an issuer will not be deemed an investment company under Section 3(a)(1)(C) if it is “primarily engaged, directly or through a wholly-owned subsidiary or subsidiaries, in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities. Determining whether an issuer is “primarily engaged” in a non-investment company business under Section 3(b)(1) turns on an analysis of the exact same Tonopah factors that an issuer must consider in determining whether it is primarily engaged in the investment company business under Section 3(a)(1)(A). See e.g., Tonopah; National Presto.

A. The Company

The Company is not an investment company under Section 3(a)(1)(C) of the 1940 Act. The Company’s unconsolidated balance sheet dated December 31, 2022, reflects total unconsolidated assets (exclusive of Government securities and cash items) of $13,601,011 (the denominator). Of this total, the balance sheet reflects Section 3(a)(2) investment securities of $0 (the numerator). Assets under the line item “Investments in subsidiaries” are not Section 3(a)(2) investment securities because they represent interests in wholly-owned subsidiaries that are not investment companies and are not relying on the exclusion from the definition of investment company in Section 3(c)(7) of the 1940 Act. Therefore, as of December 31, 2022, 0% of the Company’s total unconsolidated assets (exclusive of Government securities and cash items) were comprised of investment securities.

Moreover, notwithstanding the foregoing, the Company is excluded from the Section 3(a)(1)(C) definition of investment company under Rule 3a-1. As of December 31, 2022, the Company had total consolidated assets (exclusive of Government securities and cash items) of $5,108,014 (the denominator). Of this total, $0 in assets were attributable to Rule 3a-1 securities. Thus, the Company clearly satisfied the 45% Asset Test as of December 31, 2022.

It also satisfied the 45% Income Test as of that date. Specifically, as of December 31, 2022, the Company’s consolidated net income after taxes for the previous four fiscal quarters combined was $1,219,976. (the denominator). Of this total, $0 in net income was derived from Rule 3a-1 securities (the numerator). Thus, as of December 31, 2022, 0% of the Company’s net income after taxes for the previous four fiscal quarters combines was derived from Rule 3a-1 securities.

Finally, notwithstanding the foregoing, the Company is not an investment company under Section 3(a)(1)(C) of the 1940 Act because it is exempt under Section 3(b)(1). As the analysis of the five Tonopah factors set forth above in response to Comment 1 identified, the Company is primarily engaged directly and through its subsidiaries in a business other than that of investing, reinvesting, owning, holding, or trading in securities. Specifically, it is engaged in the wealth management and asset management businesses.

B. PPWM

PPWM also is not an investment company under Section 3(a)(1)(C) of the 1940 Act. PPWM’s unconsolidated balance sheet dated December 31, 2022, reflects total unconsolidated assets (exclusive of Government securities and cash items) of $7,740,801 (the denominator). Of this total, the balance sheet reflects Section 3(a)(2) investment securities of $0 (the numerator). Therefore, as of December 31, 2022, 0% of PPWM’s total unconsolidated assets (exclusive of Government securities and cash items) were comprised of investment securities.

Moreover, notwithstanding the foregoing, PPWM is excluded from the Section 3(a)(1)(C) definition of investment company under Rule 3a-1. As of December 31, 2022, PPWM had total consolidated assets (exclusive of Government securities and cash items) of $6,136,170 (the denominator). Of this total, $0 in assets were attributable to Rule 3a-1 securities. Thus, PPWM clearly satisfied the 45% Asset Test as of December 31, 2022.

It also satisfied the 45% Income Test as of that date. Specifically, as of December 31, 2022, PPWM’s consolidated net income after taxes for the previous four fiscal quarters combined was $881,645. (the denominator). Of this total, $0 in net income was derived from Rule 3a-1 securities (the numerator). Thus, as of December 31, 2022, 0% of PPWM’s net income after taxes for the previous four fiscal quarters combines was derived from Rule 3a-1 securities.

Finally, notwithstanding the foregoing, the PPWM is not an investment company under Section 3(a)(1)(C) of the 1940 Act because it is exempt under Section 3(b)(1). As the analysis of the five Tonopah factors set forth above in response to Comment 1 identified, PPWM is primarily engaged directly and through its subsidiaries in a business other than that of investing, reinvesting, owning, holding, or trading in securities. Specifically, it is engaged in the wealth management business.

C. PAI

In addition, PAI is not an investment company under Section 3(a)(1)(C) of the 1940 Act. PAI’s unconsolidated balance sheet dated December 31, 2022, reflects total unconsolidated assets (exclusive of Government securities and cash items) of $5,538,738 (the denominator). Of this total, the balance sheet reflects Section 3(a)(2) investment securities of $0 (the numerator). Assets under the line item “Investments in subsidiaries” are not Section 3(a)(2) investment securities because they represent interests in wholly-owned subsidiaries that are not investment companies and are not relying on the exclusion from the definition of investment company in Section 3(c)(7) of the 1940 Act. Therefore, as of December 31, 2022, 0% of PAI’s total unconsolidated assets (exclusive of Government securities and cash items) were comprised of investment securities.

Moreover, notwithstanding the foregoing, PAI is excluded from the Section 3(a)(1)(C) definition of investment company under Rule 3a-1. As of December 31, 2022, PAI had total consolidated assets (exclusive of Government securities and cash items) of $4,053,450 (the denominator). Of this total, $0 in assets were attributable to Rule 3a-1 securities. Thus, PAI clearly satisfied the 45% Asset Test as of December 31, 2022.

It also satisfied the 45% Income Test as of that date. Specifically, as of December 31, 2022, PAI’s consolidated net income after taxes for the previous four fiscal quarters combined was $335,249. (the denominator). Of this total, $0 in net income was derived from Rule 3a-1 securities (the numerator). Thus, as of December 31, 2022, 0% of PAI’s net income after taxes for the previous four fiscal quarters combines was derived from Rule 3a-1 securities.

Finally, notwithstanding the foregoing, the PAI is not an investment company under Section 3(a)(1)(C) of the 1940 Act because it is exempt under Section 3(b)(1). As the analysis of the five Tonopah factors set forth above in response to Comment 1 identified, PAI is primarily engaged directly and through its subsidiaries in a business other than that of investing, reinvesting, owning, holding, or trading in securities. Specifically, it is engaged in the asset management business.

D. PWM

In addition, PWM is not an investment company under Section 3(a)(1)(C) of the 1940 Act. PWM’s unconsolidated balance sheet dated December 31, 2022, reflects total unconsolidated assets (exclusive of Government securities and cash items) of $769,425 (the denominator). Of this total, the balance sheet reflects Section 3(a)(2) investment securities of $0 (the numerator). Therefore, as of December 31, 2022, 0% of PWM’s total unconsolidated assets (exclusive of Government securities and cash items) were comprised of investment securities.

Moreover, notwithstanding the foregoing, PWM is excluded from the Section 3(a)(1)(C) definition of investment company under Rule 3a-1. As of December 31, 2022, PWM had total unconsolidated assets (exclusive of Government securities and cash items) of $769,425 (the denominator). Of this total, $0 in assets were attributable to Rule 3a-1 securities. Thus, PWM clearly satisfied the 45% Asset Test as of December 31, 2022.

It also satisfied the 45% Income Test as of that date. Specifically, as of December 31, 2022, PWM’s unconsolidated net income after taxes for the previous four fiscal quarters combined was $0. (the denominator). Of this total, $0 in net income was derived from Rule 3a-1 securities (the numerator). Thus, as of December 31, 2022, 0% of PWM’s net income after taxes for the previous four fiscal quarters combines was derived from Rule 3a-1 securities.

Finally, notwithstanding the foregoing, PWM is not an investment company under Section 3(a)(1)(C) of the 1940 Act because it is exempt under Section 3(b)(1). As the analysis of the five Tonopah factors set forth above in response to Comment 1 identified, PWM is primarily engaged directly in a business other than that of investing, reinvesting, owning, holding, or trading in securities. Specifically, it is engaged directly in the wealth management business.

E. PWAI

In addition, PWAI is not an investment company under Section 3(a)(1)(C) of the 1940 Act. PWAI’s unconsolidated balance sheet dated December 31, 2022, reflects total unconsolidated assets (exclusive of Government securities and cash items) of $1,721,478 (the denominator). Of this total, the balance sheet reflects Section 3(a)(2) investment securities of $0 (the numerator). Therefore, as of December 31, 2022, 0% of PWAI’s total unconsolidated assets (exclusive of Government securities and cash items) were comprised of investment securities.

Moreover, notwithstanding the foregoing, PWAI is excluded from the Section 3(a)(1)(C) definition of investment company under Rule 3a-1. As of December 31, 2022, PWAI had total unconsolidated assets (exclusive of Government securities and cash items) of $1,721,478 (the denominator). Of this total, $0 in assets were attributable to Rule 3a-1 securities. Thus, PWAI clearly satisfied the 45% Asset Test as of December 31, 2022.

It also satisfied the 45% Income Test as of that date. Specifically, as of December 31, 2022, PWAI’s unconsolidated net income after taxes for the previous four fiscal quarters combined was $0. (the denominator). Of this total, $0 in net income was derived from Rule 3a-1 securities (the numerator). Thus, as of December 31, 2022, 0% of PWAI’s net income after taxes for the previous four fiscal quarters combined was derived from Rule 3a-1 securities.

Finally, notwithstanding the foregoing, PWAI is not an investment company under Section 3(a)(1)(C) of the 1940 Act because it is exempt under Section 3(b)(1). As the analysis of the five Tonopah factors set forth above in response to Comment 1 identified, PWAI is primarily engaged directly in a business other than that of investing, reinvesting, owning, holding, or trading in securities. Specifically, it is engaged directly in the wealth management business.

F. PAM

PAM is not an investment company under Section 3(a)(1)(C) of the 1940 Act. PAM’s unconsolidated balance sheet dated December 31, 2022, reflects total unconsolidated assets (exclusive of Government securities and cash items) of $2,729,564 (the denominator). Of this total, the balance sheet reflects Section 3(a)(2) investment securities of $0 (the numerator). Therefore, as of December 31, 2022, 0% of PAM’s total unconsolidated assets (exclusive of Government securities and cash items) were comprised of investment securities.

Moreover, notwithstanding the foregoing, PAM is excluded from the Section 3(a)(1)(C) definition of investment company under Rule 3a-1. As of December 31, 2022, PAM had total unconsolidated assets (exclusive of Government securities and cash items) of $2,729,564 (the denominator). Of this total, $0 in assets were attributable to Rule 3a-1 securities. Thus, PAM clearly satisfied the 45% Asset Test as of December 31, 2022.

It also satisfied the 45% Income Test as of that date. Specifically, as of December 31, 2022, PAM’s unconsolidated net income after taxes for the previous four fiscal quarters combined was $278,587. (the denominator). Of this total, $0 in net income was derived from Rule 3a-1 securities (the numerator). Thus, as of December 31, 2022, 0% of PAM’s net income after taxes for the previous four fiscal quarters combined was derived from Rule 3a-1 securities.

Finally, notwithstanding the foregoing, PAM is not an investment company under Section 3(a)(1)(C) of the 1940 Act because it is exempt under Section 3(b)(1). As the analysis of the five Tonopah factors set forth above in response to Comment 1 identified, PAM is primarily engaged directly in a business other than that of investing, reinvesting, owning, holding, or trading in securities. Specifically, it is engaged directly in the asset management business.

G. PGAM

In addition, PGAM is not an investment company under Section 3(a)(1)(C) of the 1940 Act. PGAM’s unconsolidated balance sheet dated December 31, 2022, reflects total unconsolidated assets (exclusive of Government securities and cash items) of $2,359,815 (the denominator). Of this total, the balance sheet reflects Section 3(a)(2) investment securities of $0 (the numerator). Therefore, as of December 31, 2022, 0% of PGAM’s total unconsolidated assets (exclusive of Government securities and cash items) were comprised of investment securities.

Moreover, notwithstanding the foregoing, PGAM is excluded from the Section 3(a)(1)(C) definition of investment company under Rule 3a-1. As of December 31, 2022, PGAM had total unconsolidated assets (exclusive of Government securities and cash items) of $2,359,815 (the denominator). Of this total, $0 in assets were attributable to Rule 3a-1 securities. Thus, PGAM clearly satisfied the 45% Asset Test as of December 31, 2022.

It also satisfied the 45% Income Test as of that date. Specifically, as of December 31, 2022, PGAM’s unconsolidated net income after taxes for the previous four fiscal quarters combined was $54,268. (the denominator). Of this total, $0 in net income was derived from Rule 3a-1 securities (the numerator). Thus, as of December 31, 2022, 0% of PGAM’s net income after taxes for the previous four fiscal quarters combined was derived from Rule 3a-1 securities.

Finally, notwithstanding the foregoing, PGAM is not an investment company under Section 3(a)(1)(C) of the 1940 Act because it is exempt under Section 3(b)(1). As the analysis of the five Tonopah factors set forth above in response to Comment 1 identified, PGAM is primarily engaged directly in a business other than that of investing, reinvesting, owning, holding, or trading in securities. Specifically, it is engaged directly in the asset management business.

H. PGCI

Finally, PGCI is not an investment company under Section 3(a)(1)(C) of the 1940 Act. PGCI’s unconsolidated balance sheet dated December 31, 2022, reflects total unconsolidated assets (exclusive of Government securities and cash items) of $0 (the denominator). Of this total, the balance sheet reflects Section 3(a)(2) investment securities of $0 (the numerator). Therefore, as of December 31, 2022, 0% of PGCI’s total unconsolidated assets (exclusive of Government securities and cash items) were comprised of investment securities.

Moreover, notwithstanding the foregoing, PGCI is excluded from the Section 3(a)(1)(C) definition of investment company under Rule 3a-1. As of December 31, 2022, PGCI had total unconsolidated assets (exclusive of Government securities and cash items) of $0 the denominator). Of this total, $0 in assets were attributable to Rule 3a-1 securities. Thus, PGCI clearly satisfied the 45% Asset Test as of December 31, 2022.

It also satisfied the 45% Income Test as of that date. Specifically, as of December 31, 2022, PGCI’s unconsolidated net income after taxes for the previous four fiscal quarters combined was $0. (the denominator). Of this total, $0 in net income was derived from Rule 3a-1 securities (the numerator). Thus, as of December 31, 2022, 0% of PGCI’s net income after taxes for the previous four fiscal quarters combined was derived from Rule 3a-1 securities.

Finally, notwithstanding the foregoing, PGCI is not an investment company under Section 3(a)(1)(C) of the 1940 Act because it is exempt under Section 3(b)(1). As the analysis of the five Tonopah factors set forth above in response to Comment 1 identified, PGCI is primarily engaged directly in a business other than that of investing, reinvesting, owning, holding, or trading in securities. Specifically, it is engaged directly in the asset management business.

3. Please supplementally provide your detailed legal analysis supporting your conclusion that you are not an “investment adviser” as defined under the Investment Advisers Act of 1940 (“Advisers Act”). In your response, please address each of the three prongs of the “investment adviser” definition in Section 202(a)(11) of the Advisers Act and identify the factual and legal basis for your position on each of these three prongs, including citations to any applicable law, regulation or other precedent. Please also provide the same analysis for each of your subsidiaries.

Response:

Section 202(a)(11) of the Investment Advisers Act of 1940, as amended (“Advisers Act”) defines “investment adviser” as any person who, for compensation, engages in the business of advising others about securities. To fall within this definition a person must satisfy each of the following elements: (1) provide advice about securities; (2) engage in the business of providing such advice; and (3) provide this advice for compensation to others. See, e.g., Investment Advisers Act Release No. 1092 (Oct. 8, 1987). Thus, for example, a person who does not provide advice about securities would not meet the Section 202(a)(11) definition of investment adviser.

Moreover, even if a person does trigger this definition, registration under the Advisers Act is not required unless such person makes use of the U.S. mails or any instrumentality of interstate commerce in connection with its advisory business. See Section 203(a) of the Advisers Act. Thus, a foreign domiciled investment adviser that does not have any U.S. clients or otherwise conduct its advisory business in the U.S. is not subject to registration under the Advisers Act.

As noted above, the Company is merely a holding company for its Wealth Management Subsidiaries and Asset Management Subsidiaries. It does not directly provide any advice about securities. Thus, the Company does not meet the Section 202(a)(11) definition of investment adviser.

In addition, the Company’s Wealth Management Subsidiaries do not provide advice about securities, and, therefore, also do not satisfy this definition. As more fully discussed above, the Wealth Management Subsidiaries limit their businesses to referring high net worth individuals to insurance brokers and providing relating administrative services. These referrals and associated administrative services relate solely to insurance products that are not “securities” as defined in Section 202(a)(18) of the Advisers Act. Thus, they include term life insurance, critical illness insurance, high-end medical insurance and fixed annuities.

In contrast to the Company and its Wealth Management Subsidiaries, the Company’s Asset Management Subsidiaries do satisfy the Section 202(a)(11) definition of investment adviser. Thus, for example, PAM serves as investment adviser to PGA, a foreign, fund of hedge funds, while PGAM serves as PGA’s manager. The Asset Management Subsidiaries also provide discretionary account management services and asset management related advisory services to clients.

Notwithstanding the foregoing, all of the Company’s Asset Management Subsidiaries are foreign. In addition, they all conduct their investment advisory businesses solely outside of the U.S. with non-U.S. clients. In this connection, it is worth noting that even PGA, the foreign fund of hedge funds, has no U.S. investors. Thus, the Asset Management Subsidiaries do not use the U.S. mails or any instrumentality of interstate commerce in connection with their investment advisory businesses. For this reason, we respectfully submit that they are not subject to registration and regulation under the Advisers Act.

4. Please supplementally provide your detailed legal analysis as to whether you and/or one or more of your subsidiaries are integrated for the purposes of the Advisers Act. In your response, please address, in detail, each of the factors raised in the Richard Ellis SEC Staff No-Action Letter (1981) and applicable law, regulation or precedent.

Response:

Section 203(a) of the Advisers Act requires every foreign or domestic investment adviser that makes use of the U.S. mails or any instrumentality of interstate commerce in connection with its investment advisory business to register with the SEC, unless exempted from registration. The SEC staff historically, took the position that, once registered, a foreign or domestic adviser is subject to all the substantive provisions of the Advisers Act with respect to both their U.S. and non-U.S. clients. Reavis & McGrath (Oct. 29, 1986). To avoid this broad reach of the Advisers Act, the SEC staff permitted a foreign adviser to form and register a separate and independent subsidiary to provide advice to U.S. clients, without subjecting the parent company, itself, to Advisers Act registration and substantive regulation. See, e.g., Richard Ellis (Sept. 17, 1981) (“Richard Ellis”). To qualify as a separate and independent U.S. subsidiary, however, the U.S. subsidiary had to satisfy five conditions (the “Ellis Conditions”). Specifically, the U.S. subsidiary must have: (1) been adequately capitalized; (2) had a "buffer" between the subsidiary's personnel and the parent, such as a board of directors a majority of whose members are independent of the parent; (3) had employees, officers, and directors, who, if engaged in providing advice in the day-to-day business of the subsidiary entity, are not otherwise engaged in an investment advisory business of the parent; (4) itself made the decisions as to what investment advice was to be communicated to, or was to be used on behalf of, its clients, and have had and used sources of information not limited to its parent; and (5) kept its investment advice confidential until communicated to its clients."

The SEC staff discontinued insisting on compliance with the Ellis Conditions beginning in 1992, when it published Protecting Investors: A Half Century of Investment Company Regulation (1992) (“Protecting Investors”). In Protecting Investors, the SEC staff concluded that the Advisers Act “should be applied more narrowly, based on a conduct and effects analysis.” Under this approach, “the Advisers Act generally would not govern the relationship between a registered foreign adviser and its clients residing outside the United States.” While the staff recognized “that this approach would lessen the need for foreign advisers to organize and register separate entities,” it acknowledged that some foreign advisers, “may wish to use a separate registered entity either in the United States or abroad.” To address these situations, the SEC staff adopted a new test for separateness in lieu of the Ellis Conditions. Under this new test, separateness would be recognized if “affiliated companies are separately organized (e.g., two distinct entities), and if the registered entity is staffed with personnel (whether physically located in the United States or abroad) who are capable of providing investment advice.” SEC staff no-action letters issued since the publication of Protecting Investors adhere to this revised approach. See, e.g., Royal Bank of Canada (Jun. 3, 1998); ABN AMRO Bank, N.V. (Jul. 7, 1997); Murray Johnstone Holdings Limited (Oct. 7, 1994); Kleinwort Benson Investment Management Limited (Dec. 15, 1993); Mercury Asset Management plc (Apr. 16, 1993); and Uniao de Bancos de Brasileiros S.A. (Jul. 28, 1992) (collectively, the “Unibanco Letters”).

The Company and its Asset Management Subsidiaries do not raise the integration concerns addressed in Richard Ellis, Protecting Investors and the Unibanco Letters. As noted above, the Company, itself, does not directly provide any advice about securities, and, therefore, is not an investment adviser under Section 202(a)(11). While the Company’s Asset Management Subsidiaries are investment advisers, they do not use the U.S. mails or any instrumentality of interstate commerce in connection with their investment advisory businesses. They are foreign entities that conduct their investment advisory businesses exclusively offshore with non-U.S. persons. Thus, we respectfully submit that they are not subject to registration and regulation under the Advisers Act. As a result, integration of the Asset Management Subsidiaries with the Company would not serve any meaningful purpose under the advisers act.

Business

Services—Wealth Management Services

Our Wealth Management Revenue Generation, page 106

5. Please refer to prior comment 5. We note your disclosure of the amount of referral fees recognized during 2020 directly followed by the amount of annual premiums paid by clients during 2020. Please revise to clarify the relevance and relationship, if any, between the total amount of annual premiums paid by clients of $2,321,222 and the amount of referral fees recognized of $1,463,172. Alternatively, please revise to disclose the amount of first year premiums on which the revenue was based on and recognized during the year. Please make similar revisions to your revenue discussions for other periods in this section.

Response: In response to the Staff’s comment, we revised our disclosure on page 106 of Amendment No.2 to the Registration Statement to clarify that for the fiscal year ended September 30, 2020 we recognized referral fees revenues in the amount of $1,463,172 for 19 policy originations and renewal fees of these 19 policies in the amount $294,620 The referral fees were calculated based upon the total amount of policy premiums in the amount of $11,674,647 rather than the annual premiums paid by clients of $2,321,222.

This is consistent with the disclosure on page 105 of Amendment No.2 to the Registration Statement that the average referral fees rate for the fiscal year ended September 30, 2020 was approximately 15.06% of the total policy premiums purchased upon policy origination. We revised our disclosure to reflect the relevance and relationship between the referral fees and the total amount of policy premiums rather than the amount of annual premiums. This relationship is also consistent with the disclosure on page 105 that states that “the referral fees are calculated based upon the total amount of policy premiums of insurance products, and are paid to us first upon policy originations, and thereafter for services related to policy renewals that occur typically on an annual basis following the policy originations until the end of the policy term, in each case based upon the total policy premiums and the referral fee rates of insurance products.”

The reason why we disclosed the first-year premiums paid by clients for those policies upon policy origination of $2,321,222 is to address the Staff’s comment No. 11 in the its letter to the Company dated June 15, 2022 to discuss the trends with respect to the policy renewal and initial originations of policies as well as the related impact on our referral fees revenue. In response to this comment, we also disclosed the policy renewal premiums paid by clients in that year as well as the referral fee revenues recognized at the same time with these policy originations in prior years. To avoid any misunderstanding, we also revised to disclose that the amount of the first-year premiums paid by clients for those policies upon policy origination in the year ended September 30, 2020 was $2,321,222, and the rest will be paid by clients upon the policy renewals.

We had made similar revisions to our revenue discussions for other periods in this section respectively.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Hongtao Shi
Name:	Hongtao Shi
Title:	Chief Executive Officer

Ying Li, Esq.

Hunter Taubman Fischer & Li LLC